UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of DryShips Inc. (the “Company”) dated May 29, 2012: DryShips Inc. Reports Financial and Operating Results for the First Quarter 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: May 29, 2012	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE FIRST QUARTER 2012

May 29, 2012, Athens, Greece. DryShips Inc. (NASDAQ: DRYS), or the Company, a global provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc., or Ocean Rig, of off-shore deepwater drilling services, today announced its unaudited financial and operating results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights

➢

For the first quarter of 2012, the Company reported a net loss of $47.5 million, or $0.12 basic and diluted loss per share. This loss is mainly attributable to downtime and mobilization related to the commencement of new contracts of our subsidiary, Ocean Rig.

Included in the first quarter 2012 results are charges to our subsidiary, Ocean Rig, relating to an out-of-court settlement and associated legal costs for $6.4 million, or $0.01 per share. As has been previously disclosed, a legal claim was made by Ocean Rig's manager in Angola for the reimbursement of import/export duties levied by the Angolan government for the period 2002 to 2007 when the Leiv Eiriksson operated in Angola. An agreement has been reached for an amount paid by the Company in full and final settlement of the London High Court proceedings.

➢

The Company reported Adjusted EBITDA of $105.5 million for the first quarter of 2012 as compared to $107.1 million for the first quarter of 2011.(1)

Recent Events

•

On May 15, 2012 the Ocean Rig Corcovado completed the general testing of equipment as required by Petroleo Brazilieiro S.A., and has commenced revenue-generating drilling operations in Brazil.

•

On May 14 and May 9, 2012, Ocean Rig signed amendments under its $990 million senior secured credit facilities and $800 million senior secured term loan agreement, respectively, to, among other things, allow: Ocean Rig UDW Inc. to pay dividends in an amount up to 50% of its net income subject to certain conditions being met; allow borrowers, which are subsidiaries of Ocean Rig, to pay dividends to Ocean Rig UDW Inc., as long as certain conditions are met; and remove all cross-default or cross-acceleration clauses relating to the debt of DryShips Inc.

•

On May 10, 2012 Ocean Rig signed definitive documentation for the Ocean Rig Olympia with Total E&P Angola (“Total”). The contract is for a three-year period for drilling offshore West Africa, with an estimated backlog of approximately $652 million. Total has the option to extend the contract for two periods of one year each.

•

On May 4, 2012, the vessel Positano was delivered to her new owners resulting in a gain of approximately $0.5 million.

(1)

Adjusted EBITDA is a non-GAAP measure, please see later in this press release for a reconciliation to net income.

•

On April 25, 2012, the vessel Lipari was delivered to the Company.

•

On April 17, 2012 the Company completed a public offering of an aggregate of 11,500,000 common shares of Ocean Rig owned by Dryships, resulting in net proceeds to the Company of approximately $180.8 million.

George Economou, Chairman and Chief Executive Officer of the Company commented:

“The build out of Ocean Rig continues as all six rigs are now operating on contracts. The short term contracts we had taken during 2010 and 2011 will all play out over the next twelve months, after which all the rigs will be on long-term contracts. This year we have entered into two three-year contracts with Total, solely on the Ocean Rig Olympia and as lead operator on the Leiv Eiriksson contract. With these contracts our total backlog has increased to $2.9 billion and provides good cash flow visibility.

“The outlook for the ultra deepwater drilling industry is very positive given the high level of demand we are seeing around the globe and we believe Ocean Rig is well positioned, with five drilling units open for employment in 2013, to capitalize on the continuing strength in industry fundamentals.

“On the shipping side, charter rates continue to be low, but we believe that our defensive chartering strategy and fleet modernization, coupled with our strong balance sheet and access to liquidity, will help us weather the storm and participate in an ensuing recovery in the shipping markets. Specifically we have 49%, of our remaining operating days in 2012, in the drybulk segment under fixed rate charters at an average rate of about $31,249 per day. On the tanker side, with the recent delivery of the Lipari, our brand-new fleet, one of the youngest in the industry, currently includes four Aframax and two Suezmax tankers and is expected to grow to a total of 6 Aframax and 6 Suezmax tankers by the end of 2013.

“In April we sold 11.5 million shares of Ocean Rig common stock thereby reducing our ownership in Ocean Rig to 65.2%. As a result, we received net proceeds of approximately $180.8 million which significantly strengthened our balance sheet while at the same time we managed to increase Ocean Rig’s visibility in the US market and its public float.”

Financial Review: 2012 First Quarter

The Company recorded net loss of $47.5 million, or $0.12 basic and diluted loss per share, for the three-month period ended March 31, 2012, as compared to net income of $25.8 million, or $0.07 basic and diluted earnings per share, for the three-month period ended March 31, 2011. Adjusted EBITDA was $105.5 million for the first quarter of 2012 as compared to $107.1 million for the same period in 2011.

For the drybulk carrier segment, net voyage revenues (voyage revenues minus voyage expenses) amounted to $72.4 million for the three-month period ended March 31, 2012, as compared to $90.5 million for the three-month period ended March 31, 2011. For the offshore drilling segment, revenues from drilling contracts increased by $53.7 million to $163.0 million for the three-month period ended March 31, 2012 as compared to $109.3 million for the same period in 2011. For the tanker segment, net voyage revenues amounted to $7.2 million for the three-month period ended March 31, 2012 as compared to $1.0 million for the same period in 2011.

Total vessels’,drilling rigs’ and drillships’ operating expenses and total depreciation and amortization increased to $106.9 million and $82.0 million, respectively, for the three-month period ended March 31, 2012, from $62.9 million and $55.9 million, respectively, for the three-month period ended March 31, 2011. Total general and administrative expenses increased to $32.6 million in the first quarter of 2012 from $26.7 million during the comparative period in 2011.

Interest and finance costs, net of interest income, amounted to $52.2 million for the three-month period ended March 31, 2012, compared to $15.6 million for the three-month period ended March 31, 2011.

Fleet List

The table below describes our fleet profile as of May 29, 2012:

	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Drybulk fleet

Capesize:
Mystic	2008	170,040	Capesize	$52,310	Aug-18	Dec-18
Robusto	2006	173,949	Capesize	$26,000	Aug-14	Dec-14
Cohiba	2006	174,234	Capesize	$26,250	Oct-14	Feb-15
Montecristo	2005	180,263	Capesize	$23,500	May-14	Oct-14
Flecha	2004	170,012	Capesize	$55,000	Jul-18	Nov-18
Manasota	2004	171,061	Capesize	$30,000	Jan-18	Aug-18
Partagas	2004	173,880	Capesize	$27,500	Jul-12	Dec-12
Alameda	2001	170,662	Capesize	$27,500	Nov-15	Jan-16
Capri	2001	172,579	Capesize	$12,500	Jan-13	Apr-13

Panamax:
Raraka	2012	76,037	Panamax	$13,150	Feb-13	Apr-13
Woolloomooloo	2012	76,064	Panamax	$13,150	Jan-13	Mar-13
Amalfi	2009	75,206	Panamax	$39,750	July- 13	Sept- 13
Rapallo	2009	75,123	Panamax	Spot	N/A	N/A
Catalina	2005	74,432	Panamax	$40,000	Jun-13	Aug-13
Majorca	2005	74,477	Panamax	$43,750	Jun-12	Aug-12
Ligari	2004	75,583	Panamax	$55,500	Jun-12	Aug-12
Saldanha	2004	75,707	Panamax	Spot	N/A	N/A
Sorrento	2004	76,633	Panamax	$24,500	Aug-21	Dec-21
Mendocino	2002	76,623	Panamax	Spot	N/A	N/A
Bargara	2002	74,832	Panamax	Spot	N/A	N/A
Oregon	2002	74,204	Panamax	Spot	N/A	N/A
Ecola	2001	73,931	Panamax	Spot	N/A	N/A
Samatan	2001	74,823	Panamax	Spot	N/A	N/A
Sonoma	2001	74,786	Panamax	Spot	N/A	N/A
Capitola	2001	74,816	Panamax	Spot	N/A	N/A
Levanto	2001	73,925	Panamax	Spot	N/A	N/A
Maganari	2001	75,941	Panamax	Spot	N/A	N/A
Coronado	2000	75,706	Panamax	Spot	N/A	N/A
Marbella	2000	72,561	Panamax	Spot	N/A	N/A
Redondo	2000	74,716	Panamax	Spot	N/A	N/A
Topeka	2000	74,716	Panamax	$12,250	Dec-12	Feb-13
Ocean Crystal	1999	73,688	Panamax	Spot	N/A	N/A
Helena	1999	73,744	Panamax	Spot	N/A	N/A

Supramax:
Byron	2003	51,118	Supramax	Spot	N/A	N/A
Galveston	2002	51,201	Supramax	Spot	N/A	N/A
	Year			Gross rate	Redelivery
	Built	DWT	Type	Per day	Earliest	Latest
Newbuildings
Newbuilding Ice –class Panamax 1	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 2	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 3	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding Ice –class Panamax 4	2014	75,900	Panamax	Spot	N/A	N/A
Newbuilding VLOC #4	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #5	2013	206,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #3	2013	206,000	Capesize	$21,500	Jan- 20	Jan-27
Newbuilding Capesize 1	2012	176,000	Capesize	Spot	N/A	N/A
Newbuilding Capesize 2	2012	176,000	Capesize	Spot	N/A	N/A
Newbuilding VLOC #1	2012	206,000	Capesize	$25,000	June-15	June-20
Newbuilding VLOC #2	2012	206,000	Capesize	$23,000	Oct- 17	Oct-22

Tanker fleet
Calida	2012	115,200	Aframax	Spot	N/A	N/A
Lipari	2012	158,300	Suezmax	Spot	N/A	N/A
Vilamoura	2011	158,300	Suezmax	Spot	N/A	N/A
Saga	2011	115,200	Aframax	Spot	N/A	N/A
Daytona	2011	115,200	Aframax	Spot	N/A	N/A
Belmar	2011	115,200	Aframax	Spot	N/A	N/A

Newbuildings
Blanca	2013	158,300	Suezmax	Spot	N/A	N/A
Bordeira	2013	158,300	Suezmax	Spot	N/A	N/A
Esperona	2013	158,300	Suezmax	Spot	N/A	N/A
Petalidi	2012	158,300	Suezmax	Spot	N/A	N/A
Alicante	2012	115,200	Aframax	Spot	N/A	N/A
Mareta	2012	115,200	Aframax	Spot	N/A	N/A

Drilling Rigs/Drillships:

Unit	Year built	Redelivery	Operating area	Backlog ($m) (*)
Leiv Eiriksson	2001	Q4 – 12	Falkland Islands	$ 118
Leiv Eiriksson	2001	Q1 – 16	North Sea	$ 653
Eirik Raude	2002	Q2 – 12	Ivory Coast	$ 42
Eirik Raude	2002	Q3 – 12	Equatorial Guinea	$ 50
Eirik Raude	2002	Q1 – 13	West Africa	$ 75
Ocean Rig Corcovado	2011	Q2 – 15	Brazil	$ 534
Ocean Rig Olympia	2011	Q2 – 12	Ghana	$ 54
Ocean Rig Olympia	2011	Q3 – 15	Angola	$ 652
Ocean Rig Poseidon	2011	Q2 – 13	Tanzania	$ 233
Ocean Rig Mykonos	2011	Q1 – 15	Brazil	$ 524
Total				$ 2,935

(*) Backlog as of March 31, 2012 as adjusted for firm contracts thereafter

Drybulk Carrier and Tanker Segment Summary Operating Data (unaudited)

 (Dollars in thousands, except average daily results)

Drybulk	Three Months Ended March 31,
	2011	2012
Average number of vessels(1)	36.8	36.1
Total voyage days for vessels(2)	3,268	3,252
Total calendar days for vessels(3)	3,314	3,285
Fleet utilization(4)	98.6%	99%
Time charter equivalent(5)	27,700	22,257
Vessel operating expenses (daily)(6)	5,794	5,542
Tanker	Three Months Ended March 31,
	2011	2012
Average number of vessels(1)	0.9	5.0
Total voyage days for vessels(2)	81	453
Total calendar days for vessels(3)	81	453
Fleet utilization(4)	100%	100%
Time charter equivalent(5)	12,951	15,916
Vessel operating expenses (daily)(6)	23,249	7,372

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

(3) Calendar days are the total number of days the vessels were in our possession for the relevant period including off hire days.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

Drybulk	Three Months Ended March 31,
	2011	2012
Voyage revenues	$ 96,988	$77,021
Voyage expenses	(6,466)	(4,642)
Time charter equivalent revenues	$ 90,522	$72,379
Total voyage days for fleet	3,268	3,252
Time charter equivalent TCE	$ 27,700	$22,257

Tanker	Three Months Ended March 31,
	2011	2012
Voyage revenues	$ 1,099	$7,476
Voyage expenses	(50)	(266)
Time charter equivalent revenues	$ 1,049	$7,210
Total voyage days for fleet	81	453
Time charter equivalent TCE	$ 12,951	$15,916

Dryships Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars- except for share and per share data)	Three Months Ended March 31,
	2011	2012

REVENUES:
Voyage revenues	$98,087	$84,497
Revenues from drilling contracts	109,326	162,999
	207,413	247,496

EXPENSES:
Voyage expenses	6,516	4,908
Vessel operating expenses	21,085	21,545
Drilling rigs’ and drillships operating expenses	41,850	85,340
Depreciation and amortization	55,916	81,955
Loss on sale of assets,net	-	1,488
General and administrative expenses	26,716	32,574
Legal settlements	-	6,424

Operating income	55,330	13,262

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(15,606)	(52,178)
Loss on interest rate swaps	(3,854)	(8,750)
Other, net	2,096	(1,644)
Income taxes	(5,961)	(10,032)
Total other expenses, net	(23,325)	(72,604)

Net income/(loss)	32,005	(59,342)

Net income/(loss) attributable to non-controlling interests	(6,240)	11,886

Net income/(loss) attributable to Dryships Inc.	$25,765	$(47,456)

Earnings/(loss) per common share, basic and diluted	$0.07	$(0.12)
Weighted average number of shares, basic and diluted	337,143,598	380,152,244

Dryships Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2011	March 31, 2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$251,143	$153,154
Restricted cash	72,765	66,586
Other current assets	246,169	335,973
Total current assets	570,077	555,713

FIXED ASSETS, NET:
Advances for vessels and rigs under construction and acquisitions	1,027,889	991,651
Vessels, net	1,956,270	1,980,668
Drilling rigs, drillships, machinery and equipment, net	4,587,916	4,560,753
Total fixed assets, net	7,572,075	7,533,072

OTHER NON-CURRENT ASSETS:
Restricted cash	332,801	313,108
Other non-current assets	146,736	203,141
Total non-current assets	479,537	516,249
Total assets	8,621,689	8,605,034

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	429,149	450,465
Other current liabilities	327,114	404,825
Total current liabilities	756,263	855,290

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	3,812,686	3,744,501
Other non-current liabilities	114,078	117,891
Total non-current liabilities	3,926,764	3,862,392

STOCKHOLDERS’ EQUITY:
Total stockholders’ equity	3,938,662	3,887,352
Total liabilities and stockholders’ equity	$8,621,689	$8,605,034

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations and efficiency. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended March 31,
	2011	2012
Net income/(loss)	$25,765	$(47,456)

Add: Net interest expense	15,606	52,178
Add: Depreciation and amortization	55,916	81,955
Add: Income taxes	5,961	10,032
Add: Loss on interest rate swaps	3,854	8,750
Adjusted EBITDA	$107,102	$105,459

Conference Call and Webcast: May 30, 2012

As announced, the Company’s management team will host a conference call, on Wednesday, May 30, 2012 at 9:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "DryShips."

A replay of the conference call will be available until June 6, 2012. The United States replay number is 1(866) 247- 4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 55 00 00 and the access code required for the replay is: 2133051#.

A replay of the conference call will also be available on the Company’s website at www.dryships.com under the Investor Relations section.

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips Inc.

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013.  DryShips owns a fleet of 46 drybulk carriers (including newbuildings), comprising 11 Capesize, 28 Panamax, 2 Supramax and 5 newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of approximately 5.1 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com